CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1674/06/LTR

4 July 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER


06014889

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 23 June 2006 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on the Lodgement of Amended Preliminary Prospectus Relating to CDL Hospitality Trusts*);

- 23 June 2006 (*Notification on New Subsidiaries*); and

- 23 June 2006 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*).

Yours faithfully

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh

EL/kw

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged and confidential. If you are not the intended recipient, please be informed that any dissemination, distribution or copying of this communication or any attachment is strictly prohibited. If you have received this communication in error, please advise the sender by reply telephone/e-mail, so that we can arrange for its return at our expense or request for its destruction. Thank you for your co-operation.

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	23-Jun-2006 19:48:50
Announcement No.	00108

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on the Lodgement of Amended Preliminary Prospectus Relating to CDL Hospitality Trusts
Description	Please refer to the attached announcement issued by Millennium & Copthorne Hotels plc on 23 June 2006.
Attachments:	RelodgmentAnnouncement.pdf Total size = **16K** (2048K size limit recommended)

23 June 2006

Millennium & Copthorne Hotels plc
("M&C" or "the Company")

LODGEMENT OF AMENDED PRELIMINARY PROSPECTUS
RELATING TO CDL HOSPITALITY TRUSTS

Further to the announcement by M&C on 13 June 2006 that CDL Hospitality Trusts has successfully lodged the preliminary prospectus ("Preliminary Prospectus") relating to its proposed initial public offering, the Company wishes to inform that The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**"), which was a joint financial adviser, global co-ordinator, underwriter and bookrunner with DBS Bank Ltd, has withdrawn its participation in the initial public offering of CDL Hospitality Trusts (the "**Offering**") solely for the reason that it had been unable to arrive at an agreement with the H-REIT Manager and the HBT Trustee-Manager on the timetable for the Offering.

In light of the above, BNP Paribas Peregrine (Singapore) Ltd has now been appointed by the H-REIT Manager and the HBT Trustee-Manager as the joint financial adviser, global co-ordinator and bookrunner in place of HSBC. BNP Paribas (acting through its Singapore Branch) has been appointed the joint underwriter in place of HSBC. BNP Paribas Peregrine (Singapore) Ltd is a wholly owned subsidiary of BNP Paribas.

DBS Bank Ltd remains the joint financial adviser, global co-ordinator, underwriter and bookrunner in relation to the Offering.

To reflect the change in the joint financial adviser, global co-ordinator, underwriter and bookrunner, an amended preliminary prospectus in relation to the Offering was lodged with the Monetary Authority of Singapore on 23 June 2006.

Enquiries:

Millennium & Copthorne Hotels plc
Robin Lee, Senior Vice President Finance +44 (0) 20 7872 2444

Financial Dynamics
Ben Foster/Charles Watenphul +44 (0) 20 7831 3113

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	23-Jun-2006 18:15:15
Announcement No.	00074

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on New Subsidiaries
Description	Please refer to the attached file on the above.
Attachments:	06-23.pdf Total size = **43K** (2048K size limit recommended)

NOTIFICATION ON NEW SUBSIDIARIES

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

NOTIFICATION ON NEW SUBSIDIARIES

(I) ATOS Holding AG, an indirect subsidiary of Millennium & Copthorne Hotels plc ("M&C"), which is in turn a subsidiary of the Company, has incorporated two wholly-owned subsidiaries known as M & C Management Holdings Limited ("M&C MHL") and Hospitality Holdings Pte. Ltd. ("HHPL").

Information relating to M&C MHL and HHPL are as follows:

(a)	Name of company	:	M & C Management Holdings Limited
	Date & country of incorporation	:	30 May 2006 United Kingdom
	Issued share capital	:	S$1,000,000 comprising 1,000,000 shares of S$1 each
	Principal activity	:	Investment holding
(b)	Name of company	:	Hospitality Holdings Pte. Ltd.
	Date & country of incorporation	:	6 June 2006 Republic of Singapore
	Issued share capital	:	S$2
	Principal activity	:	Investment holding

(II) M&C MHL has in turn invested in M&C REIT Management Limited ("M&C REIT").

Information relating to M&C REIT is as follows:

(c)	Name of company	:	M&C REIT Management Limited
	Date & country of incorporation	:	17 May 2006 Republic of Singapore
	Issued share capital	:	S$1,000,000
	Principal activity	:	Providing fund, asset and property management services to a real estate investment trust established with a principal investment strategy of investing, directly or indirectly, in a diversified portfolio of income-producing real estate which is primarily used for hospitality and/or hospitality-related purposes and real estate-related assets in relation to the foregoing

2/..

NOTIFICATION ON NEW SUBSIDIARIES (CONT'D)

(III) M&C REIT has in turn also incorporated a wholly-owned subsidiary company known as M&C Business Trust Management Limited ("M&C BTM").

Information relating to M&C BTM is as follows:

(c)	Name of company	:	M&C Business Trust Management Limited
	Date & country of incorporation	:	17 May 2006 Republic of Singapore
	Issued share capital	:	S$2
	Principal activity	:	Currently dormant

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 23 June 2006

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	26-Jun-2006 12:40:27
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 23-06-2006
2. Name of Substantial Shareholder * — Aberdeen Asset Management plc and its subsidiaries (together the "Group") on behalf of the accounts managed by the Group (Refer to Annex A)
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	22-06-2006
2.	The change in the percentage level	From 6.0200 % To 5.9822 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Open market purchases and sales, and take-on from clients
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions from 8 February 2006 to 22 June 2006.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	53,533,388
As a percentage of issued share capital	0 %	6.0200 %
No. of shares held after the change	0	54,396,388
As a percentage of issued share capital	0 %	5.9822 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before the change is based on 889,262,364 issued ordinary shares as at 8 February 2006.

% of issued ordinary shares after the change is based on 909,301,330 issued ordinary shares as at 22 June 2006.

Attachments:

AnnexA.PDF
Total size = **14K**
(2048K size limit recommended)

Annex A

1. Aberdeen Asset Management Asia Limited
2. Aberdeen Asset Management Limited
3. Aberdeen Asset Management, Inc
4. Aberdeen Asset Managers Limited
5. Aberdeen International Fund Managers Limited
6. Aberdeen Unit Trust Managers Limited
7. Edinburgh Fund Managers plc
8. Aberdeen Asset Management Sdn Bhd
9. Aberdeen Fund Management Limited (formerly known as Deutsche Asset Management Limited)